GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

19 April 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA


05008041

New GKN PLC

Dear Sirs,

GKN plc
- **Notification of major interests in shares**
- **Transactions in own shares**

For your information I enclose copies of the above announcements.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

dlw 5/18

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 18 April 2005 it purchased 750,000 of its ordinary shares at a price of 237.09p per share from Credit Suisse First Boston (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 17,025,000 of its ordinary shares in Treasury and has a total of 721,749,431 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
18 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	FRANKLIN RESOURCES, INC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	Bank of New York – 292,485 JP Morgan/Chase – 66,438,881 Citibank – 897,416 Clydesdale Bank plc – 2,533,630 Crest – 325,549 Euroclear – 92,807 HSBC Bank plc – 1,306,436 Mellon Bank – 3,650,281 Merrill Lynch Intl Ltd – 2,026,262 Northern Trust Company – 1,371,506 Royal Trust Corp of Canada – 7,693,887 State Street Nominees Limited – 7,545,480

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
NOT KNOWN	NOT KNOWN		

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	14 APRIL 2005

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
94,174,620	13.03%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
INCREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 12% LEVEL	CHRIS WINTERS – 01527 533383

16. **Name and signature of authorised company official responsible for making this notification**
CHRIS WINTERS SENIOR SECRETARIAL ASSISTANT
Date of notification 15 APRIL 2005